VOLTWALL LLC

Regulation Crowdfunding Form C
Offering Memorandum

Climate Impact Convertible Notes

Target Offering Amount of $10,000; Maximum Offering Amount of $1,235,000

6.00% Interest Rate per Year

Qualified Financing amount: $4,000,000; Discount: 20%

Valuation Cap: $20,000,000

Maturity Date: April 27, 2025 (2 years)

Minimum Investment: $500

Incremental Amounts of $100

Unsecured Convertible Debt

Offering Period: November 16, 2022 to April 27, 2023

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

The Company

Name of Company [1]

Company Name: VOLTWALL LLC ("voltWall," "the Company")

Address: 279 NYE ROAD, CORTLAND NY, 13045

Website: www.voltWALL.com

2 full-time employees, 4 part-time employees

Jurisdiction: New York State

Formation Date: 06/26/2018

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.



DocuSigned by:

EB272C8396C1437...

Aldo Grech
CEO

Directors [4]

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

Full Name	**Current Position and title**	**Dates of Board Service**	**Principal Occupation**
Aldo Grech	President	06/26/2018 to present	President of voltWALL
Other Position 1 at Issuer		**Period of time**	
Chairperson of the Board		06/26/2018 to present	
Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
voltWALL	Founder & President	Modular Energy Storage Systems	2014 - Present

Amano Auto	Founder	Vehicle Electrification (now rolled into voltWALL	2010 - Present (now part of voltWALL)
CxO Consulting	Founding Partner	Executive Coaching	2000 - Present
CxO Consulting - Essential Leadership	Creator and Coach	Personal Sustainability Coaching Program	2006 - Present

Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
David Gower	VP Americas	2018 to present	Business Development	Development Manager II at Enel Green Power
Other Position 1 at Issuer		**Period of time**		
Business Experience in the Past Three Years				
Employer Enel Green Power	**Title** Development Manager	**Principal Business of the Employer** Renewables		**Dates** Jul 2021 to date
BW Solar1	Solar Project Originator	Renewables		Apr 20 to Jun 21

Land Solutions LP	Land Agent	Renewables	Jun 2018 - Mar 2020

Principal Security Holders [6]

[Provide the following for each person who owns 20% or more of the Company's voting equity securities at the most recent practicable date but no earlier than 120 days of the listing date: full name and ownership percentage.]

Below are the names and ownership levels of each person or entity, as of October 31, 2022 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	% of Voting Power Prior to Offering	% of Voting Power After Offering
Aldo Grech	100%	100%

Table 2. Beneficial Owners ownership percentages as of October 31, 2022

The Business

Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

voltWALL's vision is to; contribute to a sustainable future by producing leading Modular Energy Storage Systems making renewable energy sustainable and readily accessible to everybody, everywhere.

See Appendix 4. The Offering Page for more information.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

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VOLTWALL LLC is fully owned by its founder and sole member Aldo Grech.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

[Summarize (in bold) and then describe each material factor that makes investing in the Company risky]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Product performance in time

As a startup, beyond our recent test sites, our product has only experienced lab aging and stress testing. One should be aware that the real-life environment may throw new nuances at us; from the perspective of reliability. This could impact our profitability by introducing new remedial costs and potential customer dissatisfaction could impact sales and revenues.

Competition

The Company's technology space is crowded. The Company is a start-up. There are more established competitors and they can demonstrate actual products in service currently. The Company has an early-stage prototype that is not fully commercialized; this could put the Company at a disadvantage to competitors in the near term. As such, initial product orders may materialize more slowly than the Company anticipates, delaying its path to profitability, possibly significantly.

Hydrogen

Blue Hydrogen has been classified as a renewable in some markets. Significant investment is being funneled into this market segment. Although the forecasted growth of battery storage has not been reviewed down, it still poses some level of competitive risk.

Shipping

Most Lithium cell technology and raw materials originate in Asia. The COVID-19 pandemic and now the war on Ukraine have made international shipping problematic and unreliable adding, in some cases, weeks to shipping time. The extra time can be accounted for but the erratic nature poses a challenge to mature a supply chain required for product manufacturing

Customer Subscription and Payment Risk

A planned revenue model through subscription could face a risk that subscribers fail to pay the bill they receive for their batteries. There is a risk that voltWALL LLC sales do not meet our forecasts. This would result in lower revenues, which could put it in financial jeopardy. To the extent that many subscribers fail to make payments and that these subscribers are not efficiently replaced with new subscribers who can and do pay recurring bills, this could create a shortfall in anticipated revenues to voltWALL LLC. While we diversify this risk by having alternative revenue streams, as no single subscriber represents a significant proportion of the revenue to the company, it is still possible that poor customer payment rates would negatively impact the returns anticipated in this offering.

Reliance on Installers

voltWALL is a Lithium Energy Storage manufacturer and relies on 3rd party installers to effectively install and respond to technical customer requirements. The Company's ability to meet obligations to customers and partners may be adversely affected if installers do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's installers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Nascent Industry

Despite having experienced industry professionals leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of customers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Early-stage Product Development

Within this nascent industry, there can be no assurance that the Company will successfully develop products, attract customers, establish partnerships and lock contracts, necessary to achieve its business plans and reach profitability in the medium or long term. The Company's product planning is still preliminary and may not meet market expectations. The successful commercialization of the product is dependent on industry-standard certifications. There is no guarantee the Company's product will be awarded these certifications.

Intellectual Property

The Company's technology is protected under intellectual property laws and is owned by the Swiss parent company, however this does not ensure that other companies will not infringe on those rights. Other companies may reverse engineer the Company's product and sell it to the market at a discounted price. The Company may not have sufficient funds to enforce its intellectual property rights via litigation.

Breach of Contract

There is a possibility that there could be a breach of supply contracts. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if 3rd parties like the installers of solar panels and storage equipment could not fulfill their contracts).

No operating history

The Company and its business plans, the contractual relationships required, and other components that will make the Company a success are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2018 has no operational history. The revenue generating source is complex and is in the early stages. The Company has not executed their first commercial project yet (beyond pilot projects). The likelihood of business successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, regardless of the experience of the management team. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Software Integration Failure

For every new 3rd party inverter brand utilized by our installers, voltWALL produces a software interface. Our technical experts develop this integration regularly. However, there might be delays due to availability of 3rd party interface documentation or changing specs that could also lead old interfaces to malfunction. This could slow-down sales and have a short-term credibility impact.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may make hiring mistakes. If we can't attract or make hiring mistakes, this could adversely affect our business, financial condition, and operating results.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to pay interest payments or a lump sum final payment at maturity to debt note holders. If the Company raises additional funds by borrowing from banks for example (See the Terms of the Security, Appendix 1 to the Subscription Agreement) those borrowings may provide for rights, preferences or privileges senior to the Securities. In addition, the terms could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that

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are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

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General economic conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to collect contract payments. The more supply contracts and sources of revenue as the Company adds more customers and funding in the future, the less dependent the Company is on any particular contract to ensure it can meet its obligations and growth objectives.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis or fulfill subscriber contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Subscribers, Building owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their contractual payments which in turn would impact the Company's to meet its debt obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the Company's investments will increase, or decrease based on changes in adoption of sustainable energy products and exposure to raw material price fluctuations. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Note, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Notes offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

voltWALL has installed 2 pilot sites, for testing and development. However, any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

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No Public Market

There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws. No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. Those costs can be prohibitive.

There is no public market for, and the investor may be unable to sell, the equity securities into which the Notes are convertible, and a trading market for the equity securities of the Company may never develop.

The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its notes or stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a Noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Payments for Equity Securities

If the Notes convert, you will be an equity holder. The Noteholder will not know the rights and priviledges of their equity holdings until the Notes convert. Unlike a noteholder, an equity investor is not entitled to any specific payment, combined with the security transfer restrictions, the investor must bear the economic risks of its investment for an indefinite period of time and potentially with no payments. .

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholder has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets. The Company will not pledge any of its assets to other creditors, so no other creditors will have rights to its assets ahead of the noteholders.

Subordination Risk

The Notes may be subordinated to other debt obligations of the Company. The Company is not restricted from incurring debt in addition to, or senior to, the Notes.

Conversion and Valuation Risk

Investors purchasing the Notes may never experience their conversion into Equity. This may occur for a variety of reasons within the Note's maturity date, including but not limited to, the Company not raising a qualified financing equity amount, a change of control, or default.

Convertible Note Valuation, including but not limited to the Valuation cap and Discount, for early stage companies with no track record is even more challenging than a simple fixed income note because it requires assessment of the company's growth and ability to raise capital in a relatively short period of time. There is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is very difficult.

Interest rate risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 5.5% to 6.5% for a similar investment) in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Notes to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are more risky inherently.

Limitations on recourse

There is no guarantee of repayment, or recourse for the note holders against the Company.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company.

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

Risks Related to Minority Ownership Factors [22]

Noteholders have no equity ownership in the Company. If the Notes were to convert, Holders may have a minority ownership position and there is no guarantee Holders will have voting rights. Minority shareholders have little to no say in the corporate decision-making process, and if you are not satisfied with the direction of the company as these are private securities and illiquid, you may not have the ability to sell.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities

The Company has the right to issue additional debt securities that may reduce the available cash to pay debt or in the case where the Notes convert, dilute your holdings.

Company repurchases of securities

Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders; it also may impact cash available to grow the business and obtain equity or other financings which decrease the potential for a conversion of the Note.

A sale of the Company or of assets of the Company

As noted in Appendix 4 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

If the sale of the Company occurs after the notes have converted, equity investors may not receive a value they had anticipated.

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

"Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed

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and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

The Offering

Purpose [9]

[Describe the purpose of the offering]

The Company desires to:

1. Obtain funds from crowdfunding investments to finance the industrialisation, certification and early promotion of our new product.

2. Potentially (in-part) fund the assembly plant.

3. Give more people access to impact investing through Raise Green's crowdfunding platform.

Use of Proceeds [10]

[Describe in reasonable detail the intended use(s) of the net proceeds of the offering. If a range of possible uses, identify and describe each use and potential allocation to each.]

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**10,000**	**100.00%**	**1,235,000**	**100.00%**
Less: Raise Green Service Fees	3,500	7.00%	86,450	7.00%
Less Raise Green Amendment Fee	1,000	10.00%	1,000	0.08%
Net Proceeds	**8,300**	**83.00%**	**1,147,562**	**92.92%**
Less: Legal	2,000	20%	3,000	0.24%
Less: Accounting	1,000	10%	3,500	0.28%
Less: Industrialisation	-	-	45,000	3.64%
Less: Certification	2,800	28%	130,000	10.53%
Less: Assembly Plant Setup (CAPEX)	-	-	517,050	41.87%
Less: Marketing, Installer recruitment/training	2,500	25%	450,000	36.44%
Total Use of Net Proceeds	**8,300**	**83.00%**	**1,148,550**	**92.92%**

The Company will use the Target Offering Amount for the following:

28% part-Certification, 25% Marketing. 20% Legal, 10% Accounting

Certification - Products need to meet electrical safety and radiation standards before they are allowed to be sold to the public. This is a standard process that all hardware products need to undergo.

Marketing and Training: We have close strategic relations with a growing base of solar installers, some of whom have worked closely and advised us on the design and features of the xBlade. As we get close to assembly and during the solar Installer training, they shall be trained on how to forecast their future sales for us so we may build their product as close to installation as possible.

Legal: Legal review and the start-up one time legal fee for the Company to do this raise

Accounting: Accounting services to conduct this raise and the ongoing business of the Company

The Company will use the Maximum Offering Amount for the following:

3.64%, Industrialization, 10.53% Certification, 41.87% Assembly Plant Setup (CAPEX), 36.44% Marketing and Installer recruitment/training.

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Industrialisation - involves taking the learnings from prototype development, deployment and observation in our pilot sites to produce the "final" production version that lowers time and cost of assembly and enhances performance

Certification - Products need to meet electrical safety and radiation standards before they are allowed to be sold to the public. This is a standard process that all hardware products need to undergo.

Assembly: We are in advanced discussions with one of our potential suppliers of cells towards establishing a co-located assembly outfit so we are positioned on the other end of the cell assembly line accepting cells to build our xBlade.

Marketing and Training: We have close strategic relations with a growing base of solar installers, some of whom have worked closely and advised us on the design and features of the xBlade. As we get close to assembly and during the solar Installer training, they shall be trained on how to forecast their future sales for us so we may build their product as close to installation as possible.

Legal: Legal review and the start-up one time legal fee for the Company to do this raise

Accounting: Accounting services to conduct this raise and the ongoing business of the Company

voltWALL expects to develop marketing campaigns jointly with our PV installers. voltWALL plans to develop materials to enable our solar installers to campaign using our product images and logos (following authorisation) and receive funding once submitted to voltWALL for approval.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has made use of written communication or broadcast script to test the waters. These materials are included in Appendix 5.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights?   No

Are there any limitations on any voting rights?

The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

Modification of Terms [16]

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

[Language from SEC Guidance on Form C]

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer whether in the first year or thereafter. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

dc-1132710

voltWALL is a sole-member limited liability company with no other classes of securities.

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
N/A	N/A	N/A	N/A	N/A

Table 3. Capital Structure as of October 31, 2022

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. Management may issue other securities that would dilute the ownership stake in the Company upon conversion.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

No

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its Note obligations and the potential convertibility of the Notes. Noteholders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

The offering price, terms of the convertible note including the valuation cap of the Note have been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. The Company has not relied on finance professionals to make these determinations. While the Company believes the Notes reflect general market trends, investors should understand that the valuations here may not relate to an independent review.

Outstanding Indebtedness [24]

[Describe the material terms of any indebtedness of the Company.]

The Company has no outstanding material debts.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
N/A	N/A	N/A	N/A

Table 4. Material indebtedness of the Issuer as of this filing

Other Exempt Offerings [25]

[Disclose all other exempt offerings conducted within the past three years. If you have issued securities previously (SAFEs, Equity, Convertible Notes, Debt) you have relied on an exemption. Review with your counsel to confirm accuracy]

The Company has not conducted any other exempt offerings within the past three years.

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

The Company has no related party transactions.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

[Does the Company have an operating history? (Y/N)]

No

Current Condition and Historical Results [28]

[Describe the Company's financial condition, including liquidity, capital resources, and historical results of operations. Must cover each year for which financial statements are provided.]

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

voltWALL LLC was incorporated in 2018 and has stayed dormant since with no transactions. This raise is our launch into the US market.

Our key financial milestones, going forward, are directly related to activities that lead to market launch of the products and are defined below.

Statement on Liquidity. Comment on any expected challenges.

To-date, voltWALL LLC has no transactions and holds no debt burden. This raise shall assist voltWALL's activities towards launching into the US market. If the raise is not successful, and we are unable to raise funds from other sources, voltWALL expects to face significant liquidity challenges and may cease operations.

How fast will the Company use its current cash resources?

voltWALL LLC has not traded to-date. All costs are currently being funded by its founders. Future cash-burn shall be aligned with the availability of funds from this raise and other sources of finance. If this raise hits its Maximum, the company expects to reach a burn-rate of $200,000/ per month.

How will funds from this raise affect your liquidity position?

The funds from this raise are critical for a rapid ramp-up of the business to meet our objectives and take advantage of an industry in exponential growth phase. The success of this raise will significantly improve voltWALL's liquidity position by providing it with a cash reserve.

Statement on Capital Resources. Comment on any expected challenges.

Currently voltWALL has no cash reserves. This raise shall assist voltWALL in accumulating the cash required for the activities mentioned above. We are also exploring alternative fund raising activities and are in discussions for future funding rounds. In parallel with the activities mentioned above, we shall align funding which this raise and the activities outlined help us towards.

Is the Company dependent on the capital resources described above?

The company shall gear its expenses towards available funds. Not having a successful raise, or results lower than the maximum, would mean that we shall take longer to get to our objective of a Series A raise to accelerate the business forward.

voltWALL is in an exponential growth market. The company expects this to be a significant opportunity for us and our investors if we play the cards right. However, this is also a hardware business, meaning it is very capital intensive. Our high-growth financial plan requires adequate capital ($4m) to fund this growth and to cater for delays in component arrival, from payment as well as payment receipts from customers.

This raise helps us get ready for the market launch and the funding required to achieve the financial results to improve cash flow.

Without such funding, it will become very difficult for voltWALL to scale and quickly gain profitability.

Financial Statements and Operation Discussion

	2021	2020
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0
# Employees	1	0

[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future]

voltWALL shall utilize the funds from this raise to undertake pre launch and launch activities. The results over the previous 2 years reflect a newly formed entity that has not yet had any operations. As a result of this raise, voltWALL will begin certification of its energy storage product and marketing campaign to secure customer contracts.

Once the steps mentioned above are achieved, we shall be ready to start seeing revenues; i.e., around May 2023. By that stage, we shall have invested in around $500k worth of assets in tools and factory outfit and this asset base shall grow, $500k with every consecutive 1000 unit growth.

At around year 2 from the start of revenues, we expect to introduce a new recurring revenue model where our product is "leased" to customers rather than sold. These units become our growing base of assets and provide recurring revenue.

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

If successful in this offering, the funds raised will be leveraged towards developing, industrializing and certifying our tested and proven prototypes as well as preparing the assembly plant and hiring and training our partner installers. Assuming this Offering hits its Maximum Offering Amount, we expect to achieve the following milestones:

Timeline	Milestones
Q2 2023	Raised $1.235m; Certified, Industrialized, Recruited staff/PV InstallersEstablished assembly plant.
Q3 2023	Raise $4m; Roll-out of sales/revenues
Q2 2024	Go Global; total staff of 30 and growing; 30MWh of xBlades installed
Q4 2025	3rd assembly plant constructed; saved 60 tons of CO_2; 20 tons of coal saved

Is the Company's viability dependent on the Offering?

The Company's viability is dependent on the Offering.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers for first time issuers (less than $124,000; $124,000 -to $1,235,000; more than $1,235,000)]

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

No

All questions were answered "No".

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report (see "The Company" section above). The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

voltWALL has a related organization in Switzerland, that has served as an R&D base to-date and where most of the technology was developed. The Swiss company has rolled-out 2 pilot sites to test the product in a real-life environment; 1 with a utility and another at an office building. These systems have been installed for around 6 months and there are a total of 71 xBlades installed.

The ownership of voltWALL in Switzerland and the US is the same. The IP is owned by the Swiss company, not the founder.

The Swiss operation was established in 2018 and has won the best startup in the region in 2020 in a program called Boldbrain.

dc-1132710

Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the

31

Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

Balance Sheet

Income Statement

Notes to Financial Statements

voltWALL, LLC

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2021 and 2020

UNAUDITED

	December 31,	
	2021	**2020**
ASSETS		
Current assets:		
Cash and cash equivalents	$ -	$ -
Total assets	$ -	$ -
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable	$ -	$ -
Total liabilities	-	-
Member's equity	-	-
Total liabilities and member's equity	$ -	$ -

See accompanying notes, which are an integral part of these financial statements.

UNAUDITED

voltWALL LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2021	**2020**
Net revenue	$ -	$ -
Operating expenses:		
General and administrative	-	-
Total operating expenses	-	-
Loss from operations	-	-
Net loss	$ -	$ -

See accompanying notes, which are an integral part of these financial statements.

UNAUDITED

	Total Member's Equity
Balances at December 31, 2019	$ -
Net loss	-
Balances at December 31, 2020	-
Net loss	-
Balances at December 31, 2021	$ -

See accompanying notes, which are an integral part of these financial statements.

voltWALL LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities:		
Net loss	$ -	$ -
Adjustments to reconcile net loss to net cash used in operating activities:		
Net cash used in operating activities	-	-
Net change in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See accompanying notes, which are an integral part of these financial statements.

UNAUDITED

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
voltWALL, LLC
Cortland, New York

We have reviewed the accompanying financial statements of voltWALL, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 9, 2022
Los Angeles, California

voltWALL LLC

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

voltWALL LLC (the "Company") was formed on June 26, 2018 in the State of New York. The financial statements of voltWALL LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is a manufacturer and supplier of stationary and mobile Renewable Energy Storage Systems. The Company is headquartered in Cortland, New York.

As of December 31, 2021, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to comments the Company's planned operations or failing to profitably operate the business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Concentrations of Credit Risk

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 9, 2022, which is the date the financial statements were issued.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. MEMBER'S EQUITY

The Company has sole member, Aldo Grech, through December 31, 2021.

voltWALL LLC

NOTES TO FINANCIAL STATEMENTS

Except as otherwise provided, , no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution. The Member shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member, if any other Member exists, except as is expressly provided for by the operating agreement.

In the event that the Company has multiple Members simultaneously, the Company's Members shall each have voting power equal to its share of Membership Interest in the Company.

4. DEBT

The Company had no debt outstanding as of December 31, 2021.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 9, 2022, which is the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Appendix 3 – Subscription Agreement

VOLTWALL LLC

Subscription Agreement

Climate Impact Convertible Notes

Target Offering Amount of $50,000; Maximum Offering Amount of $1,235,000

6.00% Interest Rate per Year

Qualified Financing amount: $4,000,000; Discount: 20%

Valuation Cap: $20,000,000

Maturity Date: April 27, 2025 (2 years)

Minimum Investment: $500

Incremental Amounts of $100

Unsecured Convertible Debt

Offering Period: November 16, 2022 to April 27, 2023

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the voltWALL Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

1. Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") during the period from November 16, 2022 to April 27, 2023, subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Date**") of up to $1,235,000 of unsecured convertible debt securities (the "**Notes**") issued by voltWALL LLC, a New York limited liability company (the "**Company**"). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Notes and conversion into equity interests are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of New York (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

2. Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing this Agreement, and paying the Purchase Price.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

3.   Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to [North Capital Private Securities] (the "**Escrow Agent**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4.   Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

- 4 -

5.   Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a)   Organization and Standing

The Company is a limited liability company duly organized and existing under the laws of the State of New York and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   Authorization

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6.   Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a)   Suitability Standards

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi)   including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

(b)   *Disclosure of Information*

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c)   *Power & Authority*

(i)   if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; and (B) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms;

(d)   *No Resale; No Withholding; Manner of Offering*

(i)   the Offeree is acquiring the Subscribed Securities and the equity interests into which the Subscribed Securities are convertible for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person;

(ii)   the Offeree is not subject to backup withholding; and

(iii)   the offer to purchase the Subscribed Securities was directly communicated to the Offeree, and at no time was the Offeree presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement or any other form of general advertising, or invited to any promotional meeting, otherwise than in connection and concurrently with such communicated offer.

(e)   *Updates and Reliance*

The Offeree shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

(a)   *No Registration; No Reliance*

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation New York);

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv)   the Subscribed Securities and the equity interests into which the Subscribed Securities are convertible are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws, there is no public market for the Subscribed Securities or the equity interests into which the Subscribed Securities are convertible, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi)   none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them;

(b)   <u>*Transfer Restrictions*</u>

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations; and

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   <u>*No Cancellation*</u>

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8. Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii)   during and after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9. Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10. Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: __voltWALL LLC_____

Address: _____

Email: _____

Attention: _____

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11.   Miscellaneous.

(a) Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits, schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, with applying any conflict of law principles.

The parties hereby consent to the personal jurisdiction of all federal and state courts in New York.

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

(c) Survival

All agreements, representations, warranties, and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement, and any disposition of the equity interests that may be acquired on conversion of the Notes.

(d) Amendment and Waiver

Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing; but the failure to give such notice does not affect the validity of such amendment or waiver.

(e) Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f) Severability

If any term of provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g) Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h) Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(j) Counterparts

This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signatures Appear on Next Pages]

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the Issuance Date on the Company Signature Page.

[Name of Offeree]

By (Signature*):   _____

Print Name: _____

Subscribed Securities (i.e. Principal Amount/Purchase Price)[1] $_____

By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

Offeree Name:_____

Mailing Address: _____

_____

Email: _____

Attention: _____

[Subscription Agreement -- <u>Offeree Signature Page</u>]

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[1] Offeree please note: if you selected a **Recurring Investment**, your final Subscribed Securities Amount will be provided on the countersigned Company Signature page at the close of the raise along with Company's acceptance. Your "Transaction Complete" email will reflect this final accepted amount as well.

The offer to purchase Subscribed Securities as set forth on the Offeree Signature Page is hereby confirmed and accepted by the Company, **unless otherwise noted below, (i)** in the Subscribed Securities Amount, and **(ii)** at the Purchase Price, **each as** set forth on the Offeree Signature page, **as of** the Issuance Date set forth below.

voltWALL LLC

By: _____

Print Name: _____

Title: _____

Issuance Date[2]: _____

[Subscription Agreement -- <u>Company Signature Page</u>]

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

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[2] *Typically Close Date+1*

Appendix 1 Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $1,235,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

Principal Payments

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder") (i) on April 27, 2025 (the "Maturity Date"), all remaining outstanding amounts of the original principal amount of the Notes specified on the signature page hereto, and (ii) on any Mandatory Redemption Date the amounts specified below.

Interest Accrual and Payments

Interest on the principal amount of the Notes shall accrue from and including the Issuance Date to but excluding the date such principal amount is paid or converted, at a simple interest rate equal to six percent (6.0%) per annum, calculated based on a 365-day year for the actual number of days elapsed.

The Company shall pay accrued and unpaid interest to each Holder (i) on any Mandatory Redemption Date, and (ii) on the Maturity Date.

Mandatory Redemptions

Prior to the Maturity Date, the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Redemption") as set forth below on the date of any Event of Default (as defined below).

With respect to any Mandatory Redemption, the Company shall pay the sum of (i) the principal amount subject to such Mandatory Redemption; (ii) all accrued and outstanding interest on such principal; and (iii) a redemption premium equal to six percent (6%) of the amounts set forth in clauses (i) and (ii).

All Payments on Business Days

If the Maturity Date or any Mandatory Redemption Date falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day. As used herein, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) first to interest due, and then to principal.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "Event of Default"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Conversion Into Equity

Qualified Financing. Subject to the limitations set forth under "Conversion Mechanics" below, if the Company issues and sells its equity securities ("Equity Interests") to investors while the Notes remain outstanding in any bona fide equity financing for capital-raising purposes, with total proceeds to the Company of not less than $4,000,000 (a "Qualified Financing"), then the outstanding principal amount of the Notes and all accrued and unpaid interest thereon shall automatically convert into fully paid and non-assessable Equity Interests in the Company, as provided in "Conversion Mechanics" below. Thereafter, subject to the conversion procedures set forth below, the Company shall issue to Holder the number of Equity Interests calculated as follows:

> The number of Equity Interests each Holder is entitled to receive is determined by applying a conversion price per Equity Interest equal to the lesser of (i) 80% of the established price of each Equity Interest, and (ii) an amount obtained by dividing (x) $20,000,000 by (y) the Fully Diluted Capitalization of the Company.

> "Fully Diluted Capitalization" shall mean, as of immediately prior to automatic conversion of this Note, the sum of (i) all outstanding equity interests of the Company; (ii) the equity interests of the Company directly or indirectly issuable upon conversion or exchange of all outstanding securities directly or indirectly convertible into or exchangeable for equity interests of the Company and the exercise of all outstanding options and warrants; and (iii) the equity interests of the Company reserved, but neither issued nor the subject of outstanding awards, under any equity incentive or similar plan of the Company; provided that Fully Diluted Capitalization shall not include (i) the Notes and the securities directly or indirectly issuable upon conversion

or exchange of the Notes, (ii) other outstanding convertible promissory notes and any related warrants and the securities directly or indirectly issuable upon conversion or exchange of such other outstanding convertible promissory notes and the exercise of any such related warrants, or (iii) in any automatic conversion, any securities issued in the financing, any equity interests of the Company directly or indirectly issuable upon conversion, exchange or exercise of such securities and any increase in the number of equity interests reserved for issuance under the Company's equity incentive or similar plans or arrangements in connection with the financing.

Conversion Mechanics. As promptly as practicable after the conversion of the Notes and the issuance of Equity Interests, the Company shall issue and deliver to the holder thereof a certificate or certificates evidencing the Equity Interests (if certificated), or if the Equity Interests are not certificated, shall deliver a true and correct copy of the Company's equity register reflecting the Equity Interests held by such holder. In connection with any conversion of the Notes into Equity Interests, each Holder shall deliver to the Company any documentation reasonably required by the Company (including without limitation (i) in the case of a Qualified Financing, all financing documents executed by the investors in connection with such Qualified Financing, and (ii) all other agreements among the equity holders of the Company in place at the time of such conversion). The Company shall not be required to issue or deliver the Equity Interests into which the Notes may convert until the Holder of such Notes has delivered to the Company any such documentation. No partial conversions are permitted without the prior written approval of the Company. The Company shall not be required to issue fractional Equity Interests upon conversion of the Notes; rather, if, on any conversion of the Notes, a fraction of an Equity Interest results, then at the Company's option, the aggregate number of Equity Interests issuable may be rounded up to the nearest full Equity Interest.

Change of Control

If the Company consummates a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders in cash in an amount equal to the sum of (i) 1.5 times the outstanding principal amount of the Notes plus (ii) any unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted, or a combination thereof.

Subordination

The indebtedness evidenced by the Notes is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the Issuance Date or thereafter incurred.

"Senior Indebtedness" means, unless expressly subordinated to or made on a parity with the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **voltWALL** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Consent from the Company

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Additional Restrictions Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred, as further described in Section 227.501 of Regulation Crowdfunding, unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,200, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c017 4/section-230.501

Appendix 4 – Offering Page







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VOLTWALL LLC

voltWALL Climate Impact Convertible Note

Making renewable energy reliable by providing replaceable and transportable energy storage modules.

$1.24M Maximum Offering Amount



0.2%
COMMITTED
$2.5K

INVEST

OVERVIEW TERMS & FINANCIALS DOCUMENTS Q & A

Making renewable energy reliable by providing replaceable and transportable energy storage modules.

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Highlights

 

- voltWALL expects to provide 315MWh of storage in its first five years, when connected to renewable energy sources like solar panels and wind. This is expected to reduce around 400 tons of CO_2*, which equates to an estimated 1862 less tons of coal burned.

- Funds will be used for industrialization and commercialization costs related to manufacturing and certification of the xBlade. Remaining funds will be used for installer recruitment, marketing, administration, legal, other business expenses required to grow.

- Investors will accrue interest for the term of the Note and either receive a payment or convert to be a shareholder in voltWALL.

- Near-term positive cash flows are expected through sales of xBlades to industry and residential installations.

- voltWALL is an early-stage company with a clear path to commercialization. Convertible Notes give investors the confidence of a return through interest and repayment of principal or the potential to share in the company's growth.

- Demand for energy storage systems continues to increase. Industry forecasts estimate the global market will be worth $15.1 billion by 2027, at a CAGR of 27.9%.** Our product has been developed through direct conversations and workshops with installers, our core customer, and demonstrated in two pilot sites. We anticipate our product to provide industry-leading value.

- voltWALL won first prize in the 2020 BoldBrain Startup Challenge – a university-based yearly competition where the best startup is awarded six months of coaching, research and business plan development.

- We are creating an ever growing community of like-minded employees, investors, client/installers and customers that collectively believe sustainability is not only our only option for survival but also because, if done right, will also be highly rewarding financially and spiritually.

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*According to the EIA, "1 short ton (2,000 pounds) of coal will generate about 5,720 pounds (2.86 short tons) of carbon dioxide." 55 tons of coal produces

1MWh of electricity; so 1MWh produces roughly 2860 pounds or 1.3 short tons of CO_2.

**https://www.marketsandmarkets.com/Market-Reports/battery-energy-storage-system-market-112809494.html

   

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Start Date: November 16, 2022

  

The Opportunity

Carbon emissions have to be brought down to manageable levels with URGENCY. The war on Ukraine has taught governments around the world that dependency on fossil fuels is a huge security risk. The USA, the EU, and other advanced nations are as a result increasing their investments in renewables by tens of billions of dollars (ex. the Inflation Reduction Act).

voltWALL has a tried and tested product ready for massive rollout. Timing could not possibly be better. For renewable energy such as wind and solar (which are unreliable) to effectively replace fossil fuels, storage (like voltWALL) is required. Storage ensures that when the sun doesn't shine or when the wind is down, these batteries serve as backup, ironing out



"time-outs," ensuring continuity of supply. Furthermore, even where there is coal-generated energy, rather than install new generators to deal with peak demands such as in extreme summer/winter periods, batteries cover these peaks more economically, reliably and effectively. Thus voltWALL benefits both in renewables and traditional energy generation. The founder's active thermally managed storage modules ensure that performance is not impacted by environmentally extreme thermal conditions.

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The Impact

Community Benefit

Our community consists of photovoltaic installers and utilities. In workshops that helped us design xBlade, their key feedback was that they wanted a product that was more fire resistant, better priced, easier to install and service, redundant, and more profitable to them.

We have designed xBlade to answer this.

Economic Value

In its first three years, voltWALL expects to invest a minimum of $4m in the local economy, build a 2000 sqm factory (in an area in NYS; yet to be finalized), employ up to 300 employees and revenues of around $200m.

Environmental Impact

If successful, our raise will enable us to collectively save 400 short tons of CO_2 from poisoning the air we breathe, in our first five years.

voltWALL eventually plans on deploying a lithium recycling plant to ensure voltWALL and its competition will move to becoming a totally lithium closed loop.

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The Company

Having a passion for building his own EV in 2014, Aldo Grech saw the renewable energy storage need and opportunity. He turned the energy storage unit under the hood of his EV into voltWALL and eventually, in consultation with advisors and the industry, xBlades.



Prototypes led to awards and then were installed in pilot sites where the Company has been trialing and enhancing the product in real-life environments.

Intent on launching in the US, Aldo founded voltWALL LLC in 2018 with his NYC-based partner David Gower.

The funds raised through this campaign shall go directly towards establishing an assembly plant in NY, amongst other things. voltWALL is already in discussions with a cell manufacturer to establish a co-located assembly process, thus ensuring higher product quality and better turn-around times.

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Why Invest?

This is a unique moment in history where one can invest in an exponentially growing industry that is expected to provide great returns on investment while saving our environment.

As indicated earlier, batteries such as voltWALL's xBlade are required if we are to have a reliable supply of renewable energy for when the sun goes down or when there is no wind.

xBlade enhances this reliability by significantly extending the batteries' life through our patented active thermal management and the lower risk of fire, also resulting from our patented technology and the selection of chemistries we utilize in the cells.

Furthermore, xBlade is a preferred battery* by interviewed installers, not only because they helped us design it, but because it makes them more profitable due to its unique ease of installation.

*During the process of winning Boldbrain in 2020, voltWALL was required to carry-out workshops with our direct clients (the PV Installers). This proved critical for our forward-going strategy where we redesigned the product to directly address their feedback. So our final product, the xBlade directly addresses their requirements.

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Business Plan

Solution

xBlade is a modular energy storage solution specifically designed to apply both to residential and industrial deployments. When solar panels are installed on roofs or when massive arrays of photo-voltaic or windmills are deployed, batteries are required to provide 24-hour reliability.

Our patented (PCT/IB2021/061608) Renewable Energy Storage System (xBlade) saves our installers time and money as it only requires one (being modular) rather than three installers (being heavy monoblocks) while it offers their customers better value for money. The patent is currently held by Aldo Grech's Swiss company, also doing business as voltWALL in the country.

With a market that is forecasted to grow to USD 15.1 billion by 2027, at a CAGR of 27.9%, we require only less than 2% market share to exceed our financial plan.*

Differentiation

Our product offers a combination of features we believe are only available from voltWALL.

- better pricing
- higher fire safety
- longer life
- modularity

The single base module can be deployed in a myriad of applications (industrial and residential) while our competition has multiple products to achieve what we achieve with one, the xBlade.

Our apples-to-apples competitive product is the Tesla Powerwall. The Powerwall and our xBlade are the only active thermally managed Energy Storage Systems. However, we have the significant advantage (as requested by the industry) that xBlade is modular. voltWALL's active ther
management is achieved through liquid thermal management. We utilize a very different, patented

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entire surface area.

The rest of the market like LG, Panasonic, SunPower, Sonnen, etc utilize passive thermal management; meaning that they have small computer fans that turn-on in an attempt to keep the batteries operating at optimal temperature. voltWALL's active thermal management extends the batteries' life and lowers fire risk as compared to these competitors.

Furthermore, we plan to eventually deploy a pay-as-you-go model whereby the customer pays a small amount monthly for use of our product, while we maintain the asset, turning our revenue model to recurring revenue.

Our product roadmap includes innovation that ensures we maintain our competitive advantage over our competitors.

Revenue

We sell to our installer partners who then install the product with other 3rd party components at the customers' site. Eventually we shall also introduce a recurring revenue model where we maintain ownership on the asset.

Recurring revenue models are a win-win outcome for customers and investors alike. Customers are able to access leading technology at a more convenient "pay-as-you-go" solution (not having to fork-out money upfront); while investors potentially benefit from a higher valuation of the business and as a result their shares. Recurring revenues could increase valuation by up to three times that of a comparable business.**

Customers

Our core customers are commercial solar installers. We currently have 2 pilot sites with 71 xBlades and expect to initially roll out sales in the US.

The ESS (Energy Storage System) market is forecasted to grow to USD15.1 billion glob

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As part of this raise, we shall deploy some of the funds towards our first assembly plant. Our first plant is expected to be 10,764 sq ft. voltWALL expects to build out five additional sites over the next five years as well. The facilities will house assembly, R&D, repairs and endurance testing for rapid charge/discharge and low and high temperature environments. voltWALL plans for R&D to reside within the assembly plant as it is integral to the ongoing iteration process of improvement based on assembly and customer feedback.Our PV installer partners will be hand-picked. voltWALL expects to certify installation engineers that then go through the voltWALL training program in order to ensure we deliver the best customer-service possible. We expect our PV installers to be responsible for after-sales technical resolutions. They will be integrated into our in-house software alert system that informs us and our PV installers about an issue with a module in the field, even before the customer is aware of any issues. They can then proactively approach the customer to schedule a visit and module replacement.We expect to manage production through receiving PV installers' quarterly forecasts. voltWALL expects to assemble sufficient products to meet their demand and deliver in time for their customer installations. We expect to utilize traditional shipping partners dependent on proximity, some installers prefer to pick up their product themselves.

Operations

We expect our product to be market leading (as developed in workshops with installers to address competitive product deficiencies) at launch and our R&D department has a product evolution roadmap to ensure we maintain our leadership. Our revenue model is partnership based. We assist our installer partners who already have significant clients with renewable energy generation in retrofitting existing sites as well as deploying new sites. voltWALL plans to roll-out our "xBlade Inside" marketing campaign in partnership with our installer customers.

Partners

- TEN - Tier Energy Network; A regional network of industry, government, community and higher education supporting the development of the energy strategy for New York State's Southern Tier.

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*https://www.marketsandmarkets.com/Market-Reports/battery-energy-storage-system-market-112809494.html

**https://www.divestopedia.com/7/5926/valuation/enterprise-value/how-does-recurring-revenue-affect-business-valuation

Press



"The CleanTech firm voltWALL has won first prize at this year's Boldbrain Startup Challenge. The company developed a modular energy storage system. In addition, voltWALL was also presented with a special prize from Boldbrain sponsor Hemargroup."

- Switzerland Global Enterprise



"Aldo believes giving back to society is a fundamental strategy of any business or individual."

- 50 Unsung Business Heroes

Team

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Aldo Grech

CEO

An electronics engineer by training and seasoned business leader having headed organizations like Acer (the number 3 PC manufacturer globally) globally, with a passion for electronics, innovation and sustainability.

He is now applying his 40 years of experience to bring to market his energy storage invention and innovation for the greater good while traveling the world evangelizing sustainability.



David Gower

COO

Over 10 years of experience in solar, wind and energy storage technology. Experience in Land Acquisition, Permitting, and negotiations with municipalities. Research and application of Distributed Energy Resources (DER) and Demand Response technology and policy. Developed business plan and launched NYSERDA funded Center for Evaluation of Clean Energy Technology with $4.3 million grant resulting in wind and solar testing facilities in NY state. Sales, design, and business development experience in Solar. Extensive sales and business development experience. Co-founded Solar PV training organization. Provide guidance to organizations on grant funding, policy, regulation and incentive information related to renewables.

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Melissa Cizmic Lebar

CTO

Computational designer with architectural background, experienced in automation of various fabrication methods and creation of digital twins. Proficient in feasibility analysis of manufacturing features, with focus on scripting and component development, and with proven ability to work on diverse scales and team environments.

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Risks and Disclosures

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANYTHING YOU CANNOT LOSE ENTIRELY.

[Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.](#)

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Product performance in time

As a startup, beyond our recent test sites, our product has only experienced lab aging and stress testing. One should be aware that the real-life environment may throw new nuances at us; from the perspective of reliability. This could impact our profitability by introducing new remedial costs and potential customer dissatisfaction could impact sales and revenues.

Competition

The Company's technology space is crowded. The Company is a start-up. There are more established competitors and they can demonstrate actual products in service currently. The Company has an early-stage prototype that is not fully commercialized; this could put the Company at a disadvantage to competitors in the near term. As such, initial product orders may materialize more slowly than the Company anticipates, delaying its path to profitability, possibly significantly.

Hydrogen

Blue Hydrogen has been classified as a renewable in some markets. Significant investment is being funneled into this market segment. Although the forecasted growth of battery storage has not been reviewed down, it still poses some level of competitive risk.

Shipping

Most Lithium cell technology and raw materials originate in Asia. The COVID-19 pandemic and now the war on Ukraine have made international shipping problematic and unreliable adding, in some cases, weeks to shipping time. The extra time can be accounted for but the erratic nature poses a challenge to mature a supply chain required for product manufacturing

Customer Subscription and Payment Risk

A planned revenue model through subscription could face a risk that subscribers fail to pay the bill they receive for their batteries. There is a risk that voltWALL LLC sales do not meet our forecasts. This would result in lower revenues, which could put it in financial jeopardy. To the extent that many subscribers fail to make payments and that these subscribers are not efficiently replaced with new subscribers who can and do pay recurring bills, this could create a shortfall in anticipated revenues to voltWALL LLC. While we diversify this risk by having alternative revenue streams, as no single subscriber represents a significant proportion of the revenue to the company, it is still possible that poor customer payment rates would negatively impact the returns anticipated in this offering.

Reliance on Installers

voltWALL is a Lithium Energy Storage manufacturer and relies on 3rd party installers to effectively install and respond to technical customer requirements. The Company's ability to meet obligations to customers and partners may be adversely affected if installers do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's installers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional financial problems that limit their ability to conduct their operations.

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Despite having experienced industry professionals leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of customers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Early-stage Product Development

Within this nascent industry, there can be no assurance that the Company will successfully develop products, attract customers, establish partnerships and lock contracts, necessary to achieve its business plans and reach profitability in the medium or long term. The Company's product planning is still preliminary and may not meet market expectations. The successful commercialization of the product is dependent on industry-standard certifications. There is no guarantee the Company's product will be awarded these certifications.

Intellectual Property

The Company's technology is protected under intellectual property laws, however this does not ensure that other companies will not infringe on those rights. Other companies may reverse engineer the Company's product and sell it to the market at a discounted price. The Company may not have sufficient funds to enforce its intellectual property rights via litigation.

Breach of Contract

There is a possibility that there could be a breach of supply contracts. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if 3rd parties like the installers of solar panels and storage equipment could not fulfill their contracts).

No operating history

The Company and its business plans, the contractual relationships required, and other components that will make the Company a success are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2018 has no operational history. The revenue generating source is complex and is in the early stages. The Company has not executed their first commercial project yet (beyond pilot projects). The likelihood of business successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, regardless of the experience of the management team. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Software Integration Failure

For every new 3rd party inverter brand utilized by our installers, voltWALL produces a software inte...

technical experts develop this integration regularly. However, there might be delays due to availability of 3rd party

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Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company.

Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may make hiring mistakes. If we can't attract or make hiring mistakes, this could adversely affect our business, financial condition, and operating results.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to pay interest payments or a lump sum final payment at maturity to debt note holders. If the Company raises additional funds by borrowing from banks for example (See the Terms of the Security, Appendix 1 to the Subscription Agreement) those borrowings may provide for rights, preferences or privileges senior to the Securities. In addition, the terms could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause

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to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to collect contract payments. The more supply contracts and sources of revenue as the Company adds more customers and funding in the future, the less dependent the Company is on any particular contract to ensure it can meet its obligations and growth objectives.

COVID-19

COVID-19 may impact the Company's ability to complete projects on a timely basis or fulfill subscriber contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Subscribers, Building owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their contractual payments which in turn would impact the Company's to meet its debt obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the Company's investments will increase, or decrease based on changes in adoption of sustainable energy products and exposure to raw material price fluctuations. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Note, and must obtain Company written approval.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to m~~~ ~~~ investment (unless you cancel your commitment within a specified period of time).

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anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud
As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests
Notes offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates
voltWALL has installed 2 pilot sites, for testing and development. However, any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice
No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

No Public Market
There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws. No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. Those costs can be prohibitive.

There is no public market for, and the investor may be unable to sell, the equity securities into which the Notes are convertible, and a trading market for the equity securities of the Company may never develop.

The Company cannot assure the investor that the Company will become a reporting company in the future or that any market for its notes or stock will develop at any future date or that such market, if any, will be

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There is no guarantee that the Company will be able to make the fixed amounts payable to a Noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Payments for Equity Securities

If the Notes convert, you will be an equity holder. The Noteholder will not know the rights and priviledges of their equity holdings until the Notes convert. Unlike a noteholder, an equity investor is not entitled to any specific payment, combined with the security transfer restrictions, the investor must bear the economic risks of its investment for an indefinite period of time and potentially with no payments. .

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholder has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets. The Company will not pledge any of its assets to other creditors, so no other creditors will have rights to its assets ahead of the noteholders.

Subordination Risk

The Notes may be subordinated to other debt obligations of the Company. The Company is not restricted from incurring debt in addition to, or senior to, the Notes.

Conversion and Valuation Risk

Investors purchasing the Notes may never experience their conversion into Equity. This may occur for a variety of reasons within the Note's maturity date, including but not limited to, the Company not raising a qualified financing equity amount, a change of control, or default.
Convertible Note Valuation, including but not limited to the Valuation cap and Discount, for early stage companies with no track record is even more challenging than a simple fixed income note because it requires assessment of the company's growth and ability to raise capital in a relatively short period of time. There is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is very difficult.

Interest rate risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 5.5% to 6.5% for a similar investment) in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Notes to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements relate policy due to inflation concerns and economic growth. Another example impacting interest rates can be

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Limitations on recourse

There is no guarantee of repayment, or recourse for the note holders against the Company.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company.

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

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By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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☰   Raise Green   🔍 🔔 👤

< Back to Offers   MANAGE   < INVITE TO OFFER

VOLTWALL LLC

voltWALL Climate Impact Convertible Note

Making renewable energy reliable by providing replaceable and transportable energy storage modules.

$1.24M Maximum Offering Amount

$1.24M
Maximum Offering
Amount

INVEST

Need Help?

 
Terms

Security Type: Convertible Note

(learn more about convertible notes here)

Annual Interest Rate: 6%

Minimum Investment Amount: $500

Investment Increments: $100

Maturity Date: 4/27/2025 (24 Month)

Valuation Cap: $20,000,000

Qualified Financing Amount: $4,000,000, 20% Discount

Target Offering Amount: $50,000

Maximum Offering Amount: $1,235,000

Use of Proceeds

There are 4 stages to our funds expenditure:

1. Industrialisation and Certification of deployed (71 pieces) prototype
2. Legal/Accounting
3. Installer recruitment and Marketing
4. Establish assembly plant

Raising our minimum allows voltWALL to gain certification of our product, a key step to commercialization. The maximum amount provides voltWALL with funds to support the build-out of our first manufacturing site and customer acquisition.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	50,000	100.00%	1,235,000	100.00%









Raise Green

Less: Legal	2,000	4.00%	3,000	0.24%
Less: Accounting	1,000	2.00%	3,500	0.28%
Less: Industrialisation	25,000	50.00%	45,000	3.64%
Less: Certification	18,500	37.00%	130,000	10.53%
Less: Assembly Plant Setup (CAPEX)	-	-	517,050	41.87%
Less: Marketing, Installer recruitment/training	-	-	450,000	36.44%
Total Use of Net Proceeds	**46,500**	**93.00%**	**1,148,550**	**93.00%**

Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above to adhere to the Company's overall business plan and liquidity requirements

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(SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

☰   ◉ **Raise Green**   🔍 🔔 👤

‹ **Back to Offers**   **MANAGE**   **< INVITE TO OFFER**

VOLTWALL LLC

voltWALL Climate Impact Convertible Note

Making renewable energy reliable by providing replaceable and transportable energy storage modules.

$1.24M Maximum Offering Amount

$1.24M
Maximum Offering
Amount

INVEST

Need Help?

  Raise Green

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 Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to



your investment. Learn more in our education section.

Raise Green

MANAGE   INVITE TO OFFER

‹ Back to Offers

VOLTWALL LLC

voltWALL Climate Impact Convertible Note

Making renewable energy reliable by providing replaceable and transportable energy storage modules.

$1.24M Maximum Offering Amount

$1.24M
Maximum Offering
Amount

INVEST

Need Help?

Raise Green

SAMPLE voltWALL Convertible Debt Note Subscription Agreement

SAMPLE voltWALL Convertible Debt Note Subscription Agreement



Raise Green

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Invest Today
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Email*



Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to



your investment. Learn more in our education section.

Appendix 5 – Testing the Waters Materials





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Back to Offers

VOLTWALL LLC

Indication of Interest - voltWALL Convertible Notes

Making renewable energy reliable by providing replaceable and transportable energy storage modules.

$100K Target Interest Amount

28.2%
COMMITTED
$28.2K

SIGN IN TO EXPRESS INTEREST

OVERVIEW **TERMS & FINANCIALS** **UPDATES** **Q & A**

Making renewable energy reliable by providing replaceable and transportable energy storage modules.

The Company is taking indications of interest in a potential offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed through Raise Green. No investment or obligation is required to indicate your interest. Those who indicate interest receive notification if an offering goes live!



Highlights

- voltWALL expects to provide 315MWh of storage in its first 5 years, when connected to renewable energy sources like solar panels and wind. This is expected to reduce around 400 tons of CO2*, which equates to an estimated 1862 less tons of coal burned.

- Funds will be used for commercialization costs related to manufacturing and certification of the xBlade. Remaining funds will be used for installer recruitment, marketing, administration, legal, other business expenses required to grow.

- Investors will accrue interest for the term of the Note and either receive a payment or convert to be a shareholder in voltWALL.

- Near-term positive cash flows are expected through sales of xBlades to industry and residential installations.

- voltWALL is an early-stage company with a clear path to commercialization. Convertible Notes give investors the confidence of a return through interest and the ability to share in the company's growth.

- Demand for energy storage systems continues to increase. Industry forecasts estimate the market will be worth $15.1 billion by 2027, at a CAGR of 27.9%.**

- voltWALL won first-prize in the 2020 BoldBrain Startup Challenge.

- We are creating an ever growing community of like-minded employees, investors, client/installers and customers that collectively believe sustainability is not only our only option for survival but also because, if done right, will also be highly rewarding financially and spiritually.

*According to the EIA, "1 short ton (2,000 pounds) of coal will generate about 5,720 pounds (2.86 short tons) of carbon dioxide." 55 tons of coal

produces 1MWh of electricity; so 1MWh produces roughly 2860 pounds or 1.3 short tons of CO2.

**https://www.marketsandmarkets.com/Market-Reports/battery-energy-storage-system-market-112809494.html

Spread the Word!







The Opportunity

Carbon emissions have to be brought-down to manageable levels with URGENCY. The war on Ukraine has taught governments around the world that dependency on fossil fuels is a huge security risk. The USA, the EU, and other advanced nations are as a result increasing their investments in renewables by tens of billions of dollars (ex. the Inflation Reduction Act).



voltWALL has a tried and tested product ready for massive roll-out. Timing could not possibly be better. For renewable energy such as wind and solar (which are unreliable) to effectively replace fossil fuels, storage (like voltWALL) is required. Storage ensures that when the sun doesn't shine or when the wind is down, these batteries serve as backup, ironing-out "time-outs", ensuring continuity of supply. Furthermore, even where there is coal generated energy, rather than install new generators to deal with peak demands such as in extreme summer/winter periods, batteries cover these peaks more economically, reliably and effectively. Thus voltWALL benefits both in renewables and traditional energy generation. Our patented active thermally managed storage modules ensure that performance is not impacted by environmentally extreme thermal conditions.



The Impact

Community Benefit

Our community consists of photovoltaic installers and utilities. In workshops that helped us design xBlade, their key feedback was that they wanted a product with higher fire resistance, better priced, easier to install and service, redundant and more profitable for them.

We have designed xBlade to answer this.

Economic Value

In its first 3 years, voltWALL expects to invest a minimum of $4m in the local economy, build a 2000sqm factory (in an area in NYS; yet to be finalized), employ up to 300 employees and revenues of around $200m.

Environmental Impact

If successful, our raise will enable us to collectively save 400 short tons of CO_2 from poisoning the air we breathe, in our first 3 years.

voltWALL eventually plans on deploying a lithium recycling plant to ensure voltWALL and its competition will move to becoming a totally lithium closed loop.



The Company

Having a passion of building his own EV in
2014, Aldo Grech saw the renewable
energy storage need and opportunity. He
turned the energy storage unit under the
hood of his EV into voltWALL and
eventually, in consultation with advisors and
the industry, xBlades.



Prototypes led to awards and then were
installed in pilot sites where we have been trialing and enhancing the product in real-life
environments.

Intent on launching in the US, Aldo founded voltWALL LLC in 2018 with his NYC-based
partner David Gower.

The funds raised through this campaign shall go directly towards establishing our assembly
plant in NY, amongst other things. We already are in discussions with a cell manufacturer to
establish a co-located assembly process, thus ensuring higher product quality and better turn-
around times.



Why Invest?

This is a unique moment in history where one can invest in an exponentially growing industry that is expected to provide great returns on investment while saving our environment.

As indicated earlier, batteries such as voltWALL's xBlade are required if we are to have a reliable supply of renewable energy for when the sun goes down or when there is no wind.

xBlade enhances this reliability by significantly extending the batteries' life through our patented active thermal management and the lower risk of fire, also resulting from our patented technology and the selection of chemistries we utilize in the cells.

Furthermore, xBlade is a preferred battery by interviewed installers, not only because they helped us design it, but because it makes them more profitable due to its unique ease of installation.



Business Plan

Solution

xBlade is a modular energy storage solution specifically designed to apply both to residential and industrial deployments. When solar panels are installed on roofs or when massive arrays of photo-voltaic or windmills are deployed, batteries are required to provide 24 hour reliability.

Our patented (PCT/IB2021/061608) Renewable Energy Storage System (xBlade) saves our installers time and money as it only requires 1 (being modular) rather than 3 installers (being heavy monoblocks) while it offers their customers better value for money.

With a market that is forecasted to grow to USD15.1 billion by 2027, at a CAGR of 27.9%, we require only less than 2% market share to exceed our financial plan.*

Differentiation

Our product offers better pricing, higher fire safety, longer life and modularity, a combination of features we believe are only available from voltWALL. The single base module can be deployed in a myriad of applications (industrial and residential) while our competition has multiple products to achieve what we achieve with one, the xBlade.

Furthermore, we plan to eventually deploy a pay-as-you-go model whereby the customer pays a small amount monthly for use of our product, while we maintain the asset, turning our revenue model to recurring revenue.

Our product roadmap includes innovation that ensures we maintain our competitive advantage over our competitors.

Revenue

We sell to our installer partners who then install the product with other 3rd party components at the customers' site. Eventually we shall also introduce a recurring revenue model where we maintain ownership on the asset.



Recurring revenue models are a win-win outcome for customers and investors alike. Customers are able to access leading technology at a more convenient "pay-as-you-go" solution (not having to fork-out money upfront); while investors benefit from a higher valuation of the business and as a result their shares. Recurring revenues could increase valuation by up to three times that of a comparable business.**

Customers

Our core customers are commercial solar installers. We currently have 2 pilot sites with 71 xBlades and expect to initially roll-out sales in the US.

The ESS (Energy Storage System) market is forecasted to grow to USD15.1 billion by 2027, at a CAGR of 27.9%.*

Operations

We expect our product to be market leading (as developed in workshops with installers to address competitive product deficiencies) at launch and our R&D department has a product evolution roadmap to ensure we maintain our leadership. Our revenue model is partnership based. We assist our installer partners who already have significant clients with renewable energy generation in retrofitting existing sites as well as deploying new sites. voltWALL plans to roll-out our "xBlade Inside" marketing campaign in partnership with our installer customers.

Partners

- **TEN** - Tier Energy Network; A regional network of industry, government, community and higher education supporting the development of the energy strategy for New York State's Southern Tier.
- **AEM** - Swiss Utility.
- **Brio** Systems - Launch installer partner.

*https://www.marketsandmarkets.com/Market-Reports/battery-energy-storage-system-market-112809494.html

**https://www.divestopedia.com/7/5926/valuation/enterprise-value/how-does-recurring-revenue-affect-business-valuation

Press





"The CleanTech firm voltWALL has won first prize at this year's Boldbrain Startup Challenge. The company developed a modular energy storage system. In addition, voltWALL was also presented with a special prize from Boldbrain sponsor Hemargroup."

- Switzerland Global Enterprise



"Aldo believes giving back to society is a fundamental strategy of any business or individual."

- 50 Unsung Business Heroes

Team







CEO

An electronics engineer by training and seasoned business leader heaving headed organizations like Acer (the number 3 PC manufacturer globally) globally, with a passion for electronics, innovation and sustainability.

He is now applying his 40 years of experience to bring to market his energy storage invention and innovation for the greater good while traveling the world evangelizing sustainability.



David Gower

COO

Over 10 years of experience in solar, wind and energy storage technology. Experience in Land Acquisition, Permitting, and negotiations with municipalities. Research and application of Distributed Energy Resources (DER) and Demand Response technology and policy. Developed business plan and launched NYSERDA funded Center for Evaluation of Clean Energy Technology with $4.3 million grant resulting in wind and solar testing facilities in NY state. Sales, design, and business development experience in Solar. Extensive sales and business development experience. Co-founded Solar PV training organization. Provide guidance to organizations on grant funding, policy, regulation and incentive information related to renewables.





Melissa Cizmic Lebar

CTO

Computational designer with architectural background, experienced in automation of various fabrication methods and creation of digital twins. Proficient in feasibility analysis of manufacturing features, with focus on scripting and component development, and with proven ability to work on diverse scales and team environments.

Risks and Disclosures

This is a solicitation for an indication of interest only in a potential offering for investment into the Company. For more information on general crowdfunding risks click here.



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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Please contact us at info@raisegreen.com with any questions.

Made with ♥ at Greentown Labs



‹ Back to Offers



VOLTWALL LLC

Indication of Interest - voltWALL Convertible Notes

Making renewable energy reliable by providing replaceable and transportable energy storage modules.

$100K Target Interest Amount



28.2%
COMMITTED
$28.2K

SIGN IN TO EXPRESS INTEREST

OVERVIEW   TERMS & FINANCIALS   UPDATES   Q & A

Terms

Security Type: Convertible Note

Interest Rate: 6%

Maturity: 24 Months

Discount Rate: 20%

Target Offering Amount: $100,000



Use of Proceeds

1. There are 4 stages to our funds expenditure:

   Industrialisation and Certification of deployed (71 pieces) prototype

2. Legal/Accounting

3. Installer recruitment and Marketing

4. Establish assembly plant

	Minimum Funding	
	$	**%**
Investment Proceeds	$100,000	100%
Less Raise Green Service Fees	$7,000	7%
Net Proceeds	**$93,000**	**93%**
Expense 1: Manufacturing	48,000	48%
Expense 2: Certification	$30,000	30%
Expense 3: Marketing	$8,000	8%
Expense 3: Legal	$2,000	2%
Expense 4: Accounting	$3,000	3%
Other	$2,000	2%
Total	**$100,000**	**100%**

Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above to adhere to the Company's overall business plan and liquidity requirements

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VOLTWALL LLC

Indication of Interest - voltWALL Convertible Notes

Making renewable energy reliable by providing replaceable and transportable energy storage modules.

$100K Target Interest Amount

28.2%
COMMITTED
$28.2K

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| OVERVIEW | TERMS & FINANCIALS | UPDATES | Q & A |

Question & Answers

Thomas Blum

What is the cap on the convertible note?

Raise Green Representative - Raise Green Inc *&

voltWALL LLC has responded "voltWALL will include a valuation cap when they issue Convertible Notes. The Company is currently determining an appropriate amount given market conditions and comparable valuations in the industry."

Thomas Blum

Do investors through RaiseGreen have a "most favored nation" protection -- in other words, if the company sells securities on more favorable terms, RaiseGreen investors would also get those terms.

Raise Green Representative - Raise Green Inc *&

voltWALL has responded "No, Raise Green does not offer these terms. If you choose to invest once this Offering is live, you will be purchasing the security with the terms set in the Subscription Agreement. The Subscription Agreement will be provided to investors on the Offering Page for their review once voltWALL files its Form C."

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